UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4

(CUSIP Number)

John F. Henry, Jr.

Shumacker Witt Gaither & Whitaker, P.C.

Suite 1100, 736 Market Street

Chattanooga, TN 37402

423-425-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2004**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP No. 255579-10-4	PAGE 2 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel K. Frierson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 605,540 8. Shared Voting Power 413,650 9. Sole Dispositive Power 605,540 10. Shared Dispositive Power 413,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,190

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE:

This Amendment No. 6 to Schedule 13D is being filed for the sole purpose of correcting the nature of certain trust holdings set forth in Item 5 of Amendment No. 5 and to correct an inadvertent typographical error in Item 6 of Amendment No. 5 with respect to the number of shares of Class B Common Stock beneficially owned by Mr. Frierson that are subject to the Shareholder Agreement. Only Items 5 and 6 are being amended by this filing. No other information contained in Amendment No. 5 is amended hereby. This Amendment No. 6 does not reflect events occurring after the filing of Amendment No. 5, or modify or update other disclosures therein in any way other than as required to correct Items 5 and 6. Capitalized terms used without definitions in this Amendment No. 6 shall have the respective meanings ascribed to them in Amendment No. 5.

Item 1.	Security and Issuer.

No Change.

Item 2.	Identity and Background.

No Change.

Item 3.	Source and Amount of Funds or Other Consideration.

No Change.

Item 4.	Purpose of Transaction.

No Change.

Item 5.	Interest in Securities of the Issuer.

The information set forth under this item is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,019,190 shares of Common Stock1

1 Such 1,019,190 shares of Common Stock consist of: (i) 308,620 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power, consisting of (A) 2,526 shares of Common Stock owned directly by Mr. Frierson, (B) 104,653 shares of Common Stock for which Mr. Frierson has subscribed pursuant to the Company’s Stock Ownership Plan for Senior Executives, (C) options, which are exercisable within 60 days of the date hereof, to purchase 192,388 shares of Common Stock, (D) 3,567 shares of Common Stock allocated to Mr. Frierson’s account in The Dixie Group, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”), and (E) 5,486

constituting approximately 8.5% of the 11,938,025 shares of Common Stock2 that were deemed to be outstanding as of November 6, 2003. Mr. Frierson expressly disclaims beneficial ownership of the 597,043 such shares which may be deemed to result from the conversion of shares of Class B Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

(b) Mr. Frierson has the sole power to vote and dispose of 605,540 of the shares of Common Stock for which beneficial ownership is reported.3 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Daniel K. Frierson; (ii) 113,527 shares of Common Stock owned by the wife and children of Mr. Frierson and as to which he shares voting and investment power; and (iii) the deemed conversion of (A) 105,072 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, owned by the wife and children of Mr. Frierson and as to which he shares investment and voting power and (B) 491,971 shares of Class B Common Stock (including 296,920 such shares owned directly by Mr. Frierson) which Mr. Frierson votes pursuant to the terms of the Shareholder Agreement discussed in Item 6 hereof.

2 894,084 shares of Common Stock are added to the 11,043,941 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of November 6, 2003, to reflect (i) the assumed conversion of the 597,043 shares of Class B Common Stock, which are held as described in Footnote 1 hereof, (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 192,388 shares of Common Stock, and (iii) the assumed settlement of subscriptions covering 104,653 shares of Common Stock. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 597,043 shares of Common Stock which would result from the conversion of shares of Class B Common Stock.

3 Consists of (i) 2,526 shares of Common Stock owned directly by Mr. Frierson, (ii) 104,653 shares of Common Stock for which Mr. Frierson has subscribed pursuant to the Company’s Stock Ownership Plan, (iii) options, which are exercisable within 60 days of the date hereof, to purchase 192,388 shares of Common Stock, (iv) 3,567 shares of Common Stock allocated to Mr. Frierson’s account in 401(k) Plan, (v) 5,486 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Daniel K. Frierson; and (vi) 296,920 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 296,920 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock.

Mr. Frierson shares the power to vote and dispose of 413,650 of the shares of Common Stock for which beneficial ownership is reported.

Mr. Frierson also shares the power to vote and dispose of 113,527 shares of Common Stock and 105,072 shares of Class B Common Stock owned by his wife (Joan H. Frierson) and children (E. Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown). Their address for purposes of this filing is 345-B Nowlin Lane, Chattanooga, Tennessee 37421. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 105,072 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the J. Burton Frierson, III family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement. Paul K. Frierson’s address is 141 Brow Lake Road, Lookout Mountain, Georgia 30750. He is a director of the Issuer. T. Cartter Frierson’s address is 4939 Scenic Highway, Rising Fawn, Georgia 30738. He is President of TCF Consulting Group, LLC, a management consulting firm.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Paul K. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Daniel K. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the T. Cartter Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the James W. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Additionally, pursuant to the Shareholder Agreement, Mr. Frierson also shares the power to vote and dispose of (i) 15,678 shares of Class B Common Stock owned directly by T. Cartter Frierson and (ii) 94,069 shares of Class B Common Stock owned directly by Paul K. Frierson. Mr. Frierson may therefore be deemed to share beneficial ownership with respect to the shares of Common Stock into which such shares of Class B Common Stock are convertible. As stated in Item 5(a), however, Mr. Frierson disclaims such beneficial ownership and, additionally, if it were currently possible for such shares to be withdrawn from the Shareholder Agreement and converted into shares of Common Stock, Mr. Frierson would no longer have or share either voting or investment power with respect to such shares of Common Stock.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

(c) On February 20, 2004, the Estate of Rowena K. Frierson adopted a plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for trading in shares of Common Stock, including shares of Class B Common Stock upon conversion into shares of Common Stock. Mr. Frierson, together with Paul K. Frierson and T. Cartter Frierson, are each co-executors of the Estate of Rowena K. Frierson. Pursuant to the plan, the Estate disposed of 125,139 shares of Class B Common Stock on February 20, 2004, and 3 shares of Common Stock on February 23, 2004.

(d) See Item 5(b).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under this item is hereby amended and restated in its entirety as follows:

Of the 597,043 shares of Class B Common Stock beneficially owned by Mr. Frierson, 491,971 are subject to a shareholder agreement (the “Shareholder Agreement”). Pursuant to the terms of the Shareholder Agreement, Mr. Frierson has been granted a proxy, which expires October 2005, to vote all such shares. The proxy is terminable under certain limited circumstances prescribed in the Shareholder Agreement. The Shareholder Agreement also places certain restrictions on the transfer or withdrawal of shares of Class B Common Stock held by the parties thereto, effectively preventing the conversion of shares held pursuant to the Shareholder Agreement into shares of Common Stock for the duration of the agreement, absent the consent of the parties. Accordingly, Mr. Frierson has expressly disclaimed beneficial ownership of any shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are currently held subject to the Shareholder Agreement.

The participating parties to the Shareholder Agreement are the trusts created under the Estate of J. Burton Frierson, the Estate of Rowena K. Frierson (the wife of J. Burton Frierson), and three of the sons of J. Burton and Rowena K. Frierson (Daniel K. Frierson; Paul K. Frierson; and T. Cartter Frierson).

Item 7.	Material to be Filed as Exhibits.

No Change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel K. Frierson

Daniel K. Frierson

Date: April 14, 2004

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